U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed Pursuant to Section 16(a) of the Securities
                 Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ x ] Check this box if no longer subject to Section 16.
      Form 4 or Form 5 obligations may continue

1.  Name and Address of Reporting Person:  Kimberlin, Kevin B.
                                           535 Madison Avenue, 18th Floor
                                           New York, NY  10022

2.  Issuer Name and Ticker or Trading Symbol:  SmartServ Online, Inc. SSOL

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year:  March 2000

5.  If Amendment, Date of Original:

6.  Relationship of Reporting Person to Issuer:
    [  ]   Director                     [  x ]   10% Owner
    [  ]   Officer (give title below)   [    ]   Other (specify below)

    -------------------------------------------

7.  Individual or Joint/Group Filing (check applicable line)

    [ x ]  Form filed by One Reporting Person
    [   ]  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------------------------------------------------
1)Title of Security  2)Transaction  3)Transaction   4) Securities Acquired(A)  5) Amount of   6) Ownership  7) Nature of
                         Date            Code          or Disposed of (D)         Securities    Form:Direct    Indirect
                                   ---------------  --------------------------   Beneficially     (D) or       Beneficial
                      (Month/Day/                                                Owned at End   Indirect(I)    Ownership
                         Year)     Code       V     Amount  (A) or (D)   Price     of Month
-------------------------------------------------------------------------------------------------------------------------

N/A
-------------------------------------------------------------------------------------------------------------------------


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  2)Conversion or  3)Transaction  4)Transaction  5) Number of Derivative  6) Date Exercisable
    Security or          Exercise Price     Date           Code          Securities Acquired(A)   and Expiration
                           Price of                                       or Disposed of (D)           Date
                          Derivative     (Month/Day/
                           Security        Year)
                                                                                                  Date       Expiration
                                                         Code    V         (A)        (D)       Exercisable     Date
-----------------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase       $0.60           3/1/00          S                           D          1/23/00      11/24/03
Common Stock

Warrants to Purchase       $0.60           3/2/00          S                           D          1/23/00      11/24/03
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------

Table Cont'd

1)Title of Derivative  2)Conversion or  3)Transaction  7)Title & Amount  8) Price of  9) Number    10) Ownership   11) Nature of
    Security             Exercise Price    Date           of Underlying    Derivative of derivative    form of         Indirect
                         of Derivative                    Securities        Security   securities     Derivative       Beneficial
                           Security       (Month/Day/                                 Beneficially     Security        Ownership
                                             Year)                                      Owned at       Direct (D)
                                                                                         End of       or Indirect(I)
                                                                                         Month

                                                        Title   Amount or
                                                                Number of
                                                                  Shares
-----------------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase       $0.60           3/1/00       Common   100,000    $119.625                      I            See Note (2)
Common Stock                                            Stock               See Note
                                                                             (1)

Warrants to Purchase       $0.60           3/1/00       Common   50,000     $119.625     339,500          I            See Note (2)
Common Stock                                            Stock               See Note
                                                                             (1)
----------------------------------------
Explanation of Responses:


1.   The sales price is subject to adjustment

2. Kevin Kimberlin Partners, LP ("KKP"), a Delaware limited partnership, of which the reporting person is the general partne, sold to unrelated third parties, 150,000 of its warrants to purchase common stock of the Issuer, the exercise price of which was made by delivery of a promissory note.
     Following such transactions, the reporting person can be deemed to beneficially own warrants to purchase 339,500 shares of the Issuer's common stock, which includes warrants to purchase 277,500 shares held by KKP and warrants to purchase 62,000 shares held by Spencer Trask Holdings, Inc., a Delaware corporation, of which the reporting person is the controlling shareholder.

--------------------------------------------------------------------------------

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)



                   /s/ Kevin B. Kimberlin              August 9, 2000
                   -------------------------------     ----------------------
                   **Signature of Reporting Person           Date